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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ZINK DISTRIBUTION SOLUTIONS LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2937 SW 27TH AVE STE 303
(No. and Street)

MIAMI	FL	33133
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

FRANCISCO DA SILVA	+1 305 209 3485	33133
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CITRIN COOPERMAN & COMPANY, LLP
(Name – if individual, state last, first, and middle name)

355 ALHAMBRA CIR STE 900	CORAL GABLES	FL	33134
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANCISCO DA SILVA_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ZINK DISTRIBUTION SOLUTIONS LLC_____, as of MARCH 25_____, 2026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BEATRIZ HEYER
Notary Public - State of Florida
Commission # HH 404092
My Comm. Expires May 30, 2027

Signature: _____

Title: COO, CCO _____

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ZINK DISTRIBUTION SOLUTIONS LLC

(A Limited Liability Company)

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

For the year ended December 31, 2025

(Confidential Treatment Requested)

ZINK DISTRIBUTION SOLUTIONS LLC

(A Limited Liability Company)

TABLE OF CONTENTS

ZINK DISTRIBUTION SOLUTIONS LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and Cash Equivalents	$	611,303
Other Assets		696
TOTAL ASSETS	$	611,999

LIABILITIES AND MEMBERS' EQUITY

Liabilities	$	-
Members' Equity		611,999
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	611,999

The accompanying notes are an integral part of these financial statements.

ZINK DISTRIBUTION SOLUTIONS LLC
(A Limited Liability Company)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

Interest income	$	17,599
Expenses		
Compensation and benefits		60,089
Professional fees		45,800
Rent and Occupancy		8,496
Regulatory fees		3,446
Software expenses		4,135
Information technology support		750
Bank fees		150
Total expenses		122,866
Loss before provision for income taxes		(105,267)
Provision for income taxes		-
Net loss	$	(105,267)

The accompanying notes are an integral part of these financial statements.

ZINK DISTRIBUTION SOLUTIONS LLC
(A Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

Members' equity – January 1, 2025	$	717,266
Net loss		(105,267)
Members' equity – December 31, 2025	$	611,999

The accompanying notes are an integral part of these financial statements.

ZINK DISTRIBUTION SOLUTIONS LLC
(A Limited Liability Company)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities:

Net loss	$	(105,267)
Changes in assets and liabilities		
Other Assets		(696)
Net cash used in operating activities		(105,963)

Cash flows from investing activities:

Proceeds from maturity of certificate of Deposit		516,346
Net cash provided by investing activities		516,346

Net increase in cash and cash equivalents		410,383
Cash and cash equivalents – beginning of the year		200,920
Cash and cash equivalents – end of year	$	611,303

ZINK DISTRIBUTION SOLUTIONS LLC
(A Limited Liability Company)

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2025

---

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Zink Distribution Solutions LLC (the "Company") was formed as a Delaware limited liability Company on October 14, 2021. The Company is registered as a Capital Acquisitions Broker ("CAB") with the Securities and Exchange Commission ("SEC") and was approved as a member of the Financial Industry Regulatory Authority, Inc ("FINRA") in February 2024. As a CAB the Company is limited to raising capital from private placements of securities through sales to institutional investors and Mergers and Acquisitions advisory services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

In accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from contracts with customers, revenue is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress and satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company provides investment and fund advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition (continued)

As additional consideration for the investment and fund advisory services noted above, the Company receives fees that vary based on specified performance measures, for example, when a fund or separate account exceeds a specified benchmark or contractual hurdle over a contractual performance period or the life of a fund. These fees are earned once account returns have exceeded these specified performance measures and are calculated as a percentage of account returns. These performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time as well as meeting specified compound hurdle rate, both of which are highly susceptible to factors outside the Company's influence. Revenues are recognized evenly over the contract period once it is probable that a significant reversal will not occur.

The Company believes that ratable recognition over the service period is the appropriate approach for recognizing revenue because the services are substantially the same each day and have the same pattern of transfer. No performance fee revenue was earned by the Company in 2025.

Cash and cash equivalents

The Company maintains its cash balances with high credit quality financial institutions. The Company considers cash in bank accounts and money market investments with original maturities of three months or less to be cash and cash equivalents. Balances at times may exceed federally insured limits.

Income Taxes

The Company is a limited liability company electing to be taxed as a C-Corporation. Income taxes are accounted for in accordance with the provisions of the Financial Accounting Standards Board ("FASB") No. 740 ("ASC") "Income Taxes".

As required under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be realized. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in the period of the tax change.

Adoption of new accounting standards

In December 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-09, Income Taxes (Topic 740: Improvements to Income Tax Disclosures") ("ASU 2023-09"). The ASU requires qualitative disclosure about specific categories of reconciling items and individual jurisdictions that result in a significant difference between the statutory tax rate and the effective tax rate; disclosures regarding the amount of income taxes paid, net of refunds received, disaggregated by federal, state and foreign jurisdictions together with income taxes paid, net of refunds, for individual jurisdictions that comprise 5% or more of total income taxes paid; and disclosures of disaggregated domestic and foreign pre-tax income (or loss) from continuing operations along with disaggregated income tax expense (or benefit) by federal, state, and foreign components. Additionally, ASU 2023-09 eliminates certain disclosures for all entities that have been determined to no longer be relevant. The Company adopted ASU 2023-09, Improvements to Income Tax Disclosures, effective January 1, 2025. The adoption did not have a material impact on the Company's financial statement or disclosure.

ZINK DISTRIBUTION SOLUTIONS LLC
(A Limited Liability Company)

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2025

---

3.   INCOME TAXES

The Company is a limited liability company that has elected to be treated as a corporation for federal and state income tax purposes. Accordingly, the Company is subject to income taxes and follows the liability method of accounting for income taxes in accordance with ASC Topic 740, Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Income tax expense includes the Company's current tax liability and the change in deferred tax assets and liabilities. A valuation allowance is established, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition under ASC 740-10.

The current and deferred components of the income tax expense included in the Statement of Operations, for the year ended December 31, 2025 are as follows:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State and local	-	-	-
Total	$ -	$ -	$ -

A reconciliation of the applicable statutory U.S. income tax rate and the Company's income tax expense for the year ended December 31, 2025, is shown in the following table:

Rate Reconciliation		
US Federal Statutory Rate	(22,106)	21.0%
State income taxes, net of federal benefit	(4,574)	4.3%
Change in Valuation Allowance	26,680	-25.3%
Effective income tax rate	**-**	**0.0%**

Deferred income tax expense/(benefit) results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. At December 31, 2025, the Company had a net deferred tax asset before valuation allowance of $47,469. The significant components of the deferred tax asset, as of the statement of financial condition date, relates primarily to net operating losses, which are offset by a valuation allowance.

3. INCOME TAXES (CONTINUED)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred taxes will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income. The net operating loss carryforwards created in 2022 and going forward have an unlimited life, but are limited to 80% of the taxable income generated in any given year. As of December 31, 2025, management has determined that it is more likely than not that the Company will not realize its deferred tax assets.

A valuation allowance of $47,469 is recorded as of December 31, 2025. Since December 31, 2024, the valuation allowance increased by $26,680.

For the year ended December 31, 2025, on a pre-tax basis, the Company has federal net operating losses of $188,001.

At December 31, 2025, the Company has no unrecognized tax benefits. The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2022.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 (The "Rule") of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2025, the Company had net capital, as defined, of $611,303 which exceeded the required minimum net capital of $5,000 by $606,303. Aggregate indebtedness at December 31, 2025, totaled $0. The Company's percentage of aggregate indebtedness to net capital was 0% at December 31, 2025.

5. REPORTABLE SEGMENTS

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of providing private placements of securities through sales to institutional investors and mergers and acquisitions advisory services. The Company has identified its chief executive officer (CEO) as the chief operating decision maker (CODM), who uses net income (loss) to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages

ZINK DISTRIBUTION SOLUTIONS LLC
(A Limited Liability Company)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD JANUARY 1, 2025 THROUGH DECEMBER 31, 2025

---

5.   REPORTABLE SEGMENTS (CONTINUED)

the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the Statement of Financial Condition as total assets. The segment revenue and significant expenses are included in the Company's Statement of Operations.

6.   RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement (the "ESA"), the Company receives shared services from an affiliated entity. The Company shares office facilities, employees, and personnel costs with its affiliate. The affiliate allocates costs to the Company that are clearly applicable to the operations of the Company.

Expenses allocated from the affiliate to the Company totaled $69,335 for the year ended December 31, 2025. The components of the $69,335 in expenses incurred include $60,089 reported in compensation and benefits, $8,496 in rent and occupancy, and $750 in information and technology support on the statement of operations.

As of December 31, 2025, the Company had an outstanding balance of $0 due to the affiliate.

7.   FAIR VALUE MEASUREMENTS

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

7.   FAIR VALUE MEASUREMENTS (CONTINUED)

Level 3 - Unobservable inputs for the asset or liability that rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

8.   SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2025, through March 25, 2026, the date the financial statements were issued, and determined that there are no material events that would require disclosures in the Company's financial statements.

ZINK DISTRIBUTION SOLUTIONS LLC
(A Limited Liability Company)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

NET CAPITAL

Members' Equity	$	611,999
Deductions and/or charges:		
Non-Allowable assets:		(696)
Net Capital		611,303
Minimum net capital		5,000
Excess net capital	$	606,303
Net capital less the greater of 10% of aggregate indebtedness or 120% of the	$	605,303
statutory minimum net capital requirement		

MINIMUM NET CAPITAL REQUIREMENT

Aggregate indebtedness:		
Liabilities disclosed on the statement of financial condition	$	-
Six and two thirds percent of aggregate indebtedness	$	-
Statutory minimum net capital required	$	5,000
Minimum net capital, the greater of six and two thirds percent of aggregate	$	5,000
indebtedness or the statutory minimum		
Percentage of aggregate indebtedness to net capital		0.00%

There are no material differences between the amounts presented above and the amounts presented in the Company's unaudited Form X-17A-5 Part II FOCUS as of December 31, 2025, as filed on January 22, 2026.

ZINK DISTRIBUTION SOLUTIONS LLC
(A Limited Liability Company)

SCHEDULE II - Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange
Commission
DECEMBER 31, 2025

The Company limits its business activities pursuant to Footnote 74 to SEC Release 34-70073. Accordingly, there are no items to report under the requirements of this Rule.

ZINK DISTRIBUTION SOLUTIONS LLC
(A Limited Liability Company)

EXEMPTION REPORT

Zink Distribution Solutions LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3; and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to private placements of securities through sales to institutional investors and mergers and acquisitions advisory services and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Francisco da Silva, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO

March 25, 2026



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Zink Distribution Solutions LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Zink Distribution Solutions LLC as of December 31, 2025, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Zink Distribution Solutions LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Zink Distribution Solutions LLC's management. Our responsibility is to express an opinion on Zink Distribution Solutions LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Zink Distribution Solutions LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Zink Distribution Solutions LLC's financial statements. The supplemental information is the responsibility of Zink Distribution Solutions LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as Zink Distribution Solutions LLC's auditor since 2024.
New York, New York
March 25, 2026



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Zink Distribution Solutions LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) Zink Distribution Solutions LLC did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) Zink Distribution Solutions LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Zink Distribution Solutions LLC limits its business activities exclusively to private placements of securities through sales to institutional investors and mergers and acquisitions advisory services. In addition, Zink Distribution Solutions LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscsal year without exception.

Zink Distribution Solutions LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Zink Distribution Solutions LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon Zink Distribution Solutions LLC's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Citrin Cooperman & Company, LLP

New York, New York
March 25, 2026

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ZINK DISTRIBUTION SOLUTIONS LLC

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2937 SW 27TH AVE STE 303
(No. and Street)

MIAMI	FL	33133
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

FRANCISCO DA SILVA	+1 305 209 3485	33133
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CITRIN COOPERMAN & COMPANY, LLP
(Name – if individual, state last, first, and middle name)

355 ALHAMBRA CIR STE 900	CORAL GABLES	FL	33134
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANCISCO DA SILVA_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ZINK DISTRIBUTION SOLUTIONS LLC_____, as of MARCH 25_____, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BEATRIZ HEYER
Notary Public - State of Florida
Commission # HH 404092
My Comm. Expires May 30, 2027

Signature: _____

Title: _COO, CCO_____

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ZINK DISTRIBUTION SOLUTIONS LLC

(A Limited Liability Company)

Statement of Financial Condition Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2025

ZINK DISTRIBUTION SOLUTIONS LLC

(A Limited Liability Company)

DECEMBER 31, 2025

TABLE OF CONTENTS

ZINK DISTRIBUTION SOLUTIONS LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and Cash Equivalents	$	611,303
Other Assets		696
TOTAL ASSETS	$	611,999

LIABILITIES AND MEMBERS' EQUITY

Liabilities	$	-
Members' Equity		611,999
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	611,999

The accompanying notes are an integral part of these financial statements.

ZINK DISTRIBUTION SOLUTIONS LLC
(A Limited Liability Company)

NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2025

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Zink Distribution Solutions LLC (the "Company") was formed as a Delaware limited liability Company on October 14, 2021. The Company is registered as a Capital Acquisitions Broker ("CAB") with the Securities and Exchange Commission ("SEC") and was approved as a member of the Financial Industry Regulatory Authority, Inc ("FINRA") in February 2024. As a CAB the Company is limited to raising capital from private placements of securities through sales to institutional investors and Mergers and Acquisitions advisory services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents
The Company maintains its cash balances with high credit quality financial institutions. The Company considers cash in bank accounts and money market investments with original maturities of three months or less to be cash and cash equivalents. Balances at times may exceed federally insured limits.

Income Taxes
The Company is a limited liability Company electing to be taxed as a C-Corporation. Income taxes are accounted for in accordance with the provisions of the Financial Accounting Standards Board ("FASB")Accounting Standards Codification No. 740 ("ASC 740") "Income Taxes".

As required under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be realized. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in the period of the tax change.

Adoption of new accounting standards
In December 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-09, Income Taxes (Topic 740: Improvements to Income Tax Disclosures") ("ASU 2023-09"). The ASU requires qualitative disclosure about specific categories of reconciling items and individual jurisdictions that result in a significant difference between the statutory tax rate and the effective tax rate; disclosures regarding the amount of income taxes paid, net of refunds received, disaggregated by federal, state and foreign jurisdictions together with income taxes paid, net of refunds, for individual jurisdictions that comprise 5% or more of total income taxes paid; and disclosures of disaggregated domestic and foreign pre-tax income (or loss) from continuing operations along with disaggregated income tax expense (or benefit) by federal, state, and foreign components. Additionally, ASU 2023-09 eliminates certain disclosures for all entities that have been determined to no longer be relevant. The Company adopted ASU 2023-09, Improvements to Income Tax Disclosures, effective January 1, 2025. The adoption did not have a material impact on the Company's financial statement or disclosure.

The accompanying notes are an integral part of these financial statements.

3

3.   **INCOME TAXES**

The Company is a limited liability company that has elected to be treated as a corporation for federal and state income tax purposes. Accordingly, the Company is subject to income taxes and follows the liability method of accounting for income taxes in accordance with Accounting Standards Codification (ASC) Topic 740, Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Income tax expense includes the Company's current tax liability and the change in deferred tax assets and liabilities. A valuation allowance is established, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition under ASC 740-10.

Deferred income tax expense/(benefit) results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. At December 31, 2025, the Company had a net deferred tax asset before valuation allowance of $47,469. The significant components of the deferred tax asset, as of the statement of financial condition date, relates primarily to net operating losses, which are offset by a valuation allowance.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred taxes will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income. The net operating loss carryforwards created in 2022 and going forward have an unlimited life, but are limited to 80% of the taxable income generated in any given year. As of December 31, 2025, management has determined that it is more likely than not that the Company will not realize its deferred tax assets.

A valuation allowance of $47,469 is recorded as of December 31, 2025. Since December 31, 2024, the valuation allowance increased by $26,680.

For the year ended December 31, 2025, on a pre-tax basis, the Company has federal net operating losses of $188,001.

At December 31, 2025, the Company has no unrecognized tax benefits. The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2022.

The accompanying notes are an integral part of these financial statements.

4

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 (The "Rule") of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2025, the Company had net capital, as defined, of $611,303 which exceeded the required minimum net capital of $5,000 by $606,303. Aggregate indebtedness at December 31, 2025, totaled $0. The Company's percentage of aggregate indebtedness to net capital was 0% at December 31, 2025.

5. REPORTABLE SEGMENTS

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of providing private placements of securities through sales to institutional investors and mergers and acquisitions advisory services. The Company has identified its chief executive officer (CEO) as the chief operating decision maker (CODM), who uses net income (loss) to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the Statement of Financial Condition as total assets.

6. RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement (the "ESA"), the Company receives shared services from an affiliated entity. The Company shares office facilities, employees, and personnel costs with its affiliate. The affiliate allocates costs to the Company that are clearly applicable to the operations of the Company.

As of December 31, 2025, the Company had an outstanding balance of $0 due to the affiliate.

7. FAIR VALUE MEASUREMENTS

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The accompanying notes are an integral part of these financial statements.

7.   **FAIR VALUE MEASUREMENTS (CONTINUED)**

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 - Unobservable inputs for the asset or liability that rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

8.   **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that have occurred since December 31, 2025, through March 25, 2026, the date the financial statement was issued, and determined that there are no material events that would require disclosures in the Company's financial statement.

The accompanying notes are an integral part of these financial statements.



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Zink Distribution Solutions LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Zink Distribution Solutions LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Zink Distribution Solutions LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Zink Distribution Solutions LLC's management. Our responsibility is to express an opinion on Zink Distribution Solutions LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Zink Distribution Solutions LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Zink Distribution Solutions LLC's auditor since 2024.
New York, New York
March 25, 2026